Exhibit No. 99.1

SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:

SATMEX TO HOST CONFERENCE CALL TO PROVIDE UPDATE AND DISCUSS Q3 2012 RESULTS

Mexico, D.F. November 15, 2012– Satmex announces plans to hold a conference call on November 29, 2012 beginning at 9:30 hrs (Central Time) 10:30 hrs (Eastern Time).

CEO Patricio Northland and CFO Juan García-Gayou will provide a business update and discuss Q3 2012 results.

The dialing instructions for the call are:

Conference code:	7294890426

Elsewhere in México	01 800 926560

Outside Mexico

USA & Canada	866 2516 125
Germany	800 5890 672
Spain	900 8281 05
France	805 1180 23
United Kingdom	808 2380 674

Please go to:

1)	www.satmex.com

2)	“Investors” section

3)	“Conference” option

Or type http://www.satmex.com/content/investors/conference in your Web browser

Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve our entire coverage footprint utilizing a single satellite connection.

Contact information:

Contact:

Juan Antonio García Gayou, +52 (55) 2629 5808

Claudia Junco Gurza, +52 (55) 2629 5822

Disclaimer

This conference call will be recorded for legal purposes.